FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Shaw L. Edward, Jr.	2. Issuer Name and Ticker or Trading Symbol Aetna Inc. (AET)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President and General Counsel
(Last) (First) (Middle) c/o Aetna Inc. 151 Farmington Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/27/02
(Street) Hartford, CT 06156		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)(1)	$45.5489							12/13/00	05/24/09	Common Stock	51,936		51,936	D
Employee Stock Option (Right to Buy)(2)	$50.1038							12/13/00	05/24/09	Common Stock	51,936		51,936	D
Employee Stock Option (Right to Buy)(3)	$24.1885							12/13/00	10/29/09	Common Stock	36,355		36,355	D
Employee Stock Option (Right to Buy)(4)	$22.1427							12/13/00	02/08/05	Common Stock	84,788		84,788	D
Employee Stock Option (Right to Buy)(5)	$19.7960							12/13/00	02/28/10	Common Stock	21,813		21,813	D
Employee Stock Option (Right to Buy)(6)	$26.4749							12/13/00	02/28/10	Common Stock	7,271		7,271	D
Employee Stock Option (Right to Buy)(7)	$31.2885							12/13/00	02/28/10	Common Stock	7,271		7,271	D
Employee Stock Option (Right to Buy)(8)	$26.6554							(9)	09/05/10	Common Stock	103,872		103,872	D
Employee Stock Option (Right to Buy)(10)	$26.1500							(11)	06/18/11	Common Stock	60,000		60,000	D
Unit Award(12)	1 for 1							(13)	12/31/05	Common Stock	9,200		9,200	D
Employee Stock Option (Right to Buy)	$35.7800	01/25/02		A		45,000		(14)	01/25/12	Common Stock	45,000		45,000	D
Employee Stock Option (Right to Buy)	$37.0500	09/27/02		A		15,000		(15)	09/27/12	Common Stock	15,000		15,000	D
Unit Award	1 for 1	06/28/02		A	V	9,200		(16)	12/31/06	Common Stock	9,200		9,200	D
Unit Award	1 for 1	9/27/02		A		5,800		(17)	12/31/06	Common Stock	5,800		5,800	D

Explanation of Responses:

(1) Previously Reported
(2) Previously Reported
(3) Previously Reported
(4) Previously Reported
(5) Previously Reported
(6) Previously Reported
(7) Previously Reported
(8) Previously Reported
(9) Exercisable in three annual installments beginning September 5, 2001.
(10) Previously Reported
(11) Exercisable in two annual installments beginning June 18, 2002.
(12) Previously Reported
(13) The award vests upon achievement of certain performance criteria and is payable in cash or shares of the Company's Common Stock at the discretion of the Compensation Committee of the Board of Directors; however, if such units do not vest before December 31, 2005, 50% of the performance units will then be payable in shares of the Company's Common Stock provided reporting person is an active employee on that date.
(14) Option granted under 2002 Stock Incentive Plan, exercisable in three equal installments beginning January 25, 2003.
(15) Option granted under 2002 Stock Incentive Plan, exercisable in three equal annual installments beginning September 27, 2003.
(16) The award vests upon achievement of certain performance criteria and is payable in cash or shares of the Company's Common Stock at the discretion of the Compensation Committee of the Board of Directors; however, if such units do not vest before December 31, 2006, 50% of the performance units will then be payable in shares of the Company's Common Stock provided reporting person is an active employee on that date.
(17) Same as Note 16.

By: /s/ L. Edward Shaw, Jr. by Judith H. Jones, Attorney in Fact **Signature of Reporting Person	9/30/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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